SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2008

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877, 23rd Floor, (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      *            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      *

CRESUD S.A.C.I.F. and A

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated December 27, 2007 filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

By letter dated December 27, 2007, the Company reported that it has entered into a sale agreement, by virtue of which it sold and granted possession of a fraction of a farm denominated “La Esmeralda”, located in the Province of Santa Fe, with a surface of 2,470 hectares, to Estancias San Bruno S.A. and Estancias El Algarrobo S.A. The sale did not include the currently sowed land, which shall remain for the benefit of the Company.

The sale price was agreed in the amount of U$S 6,298,500, which is U$S 2,549 per hectare.

The amount of U$S 3,779,100 was paid at the time of the signature of the agreement, while the remainder will be cancelled on June 2, 2008, at the time of the granting of the ownership transfer deed.

The fraction of farm was reflected in the Company’s books at a value of approximately U$S 309 per hectare, which means that the operation will cause a result of approximately U$S 5,200,000, which will be reflected in the Company’s financial statements as of December 31, 2007.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: January 2, 2008